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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------
                                   SCHEDULE TO
                                  (RULE 13E-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         CLICKSOFTWARE TECHNOLOGIES LTD.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))


        OPTIONS TO PURCHASE ORDINARY SHARES, PAR VALUE NIS 0.02 PER SHARE

                         (Title of Class of Securities)

                                   M25082-10-4

                      (CUSIP Number of Class of Securities)

                                  SHMUEL ARVATZ
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         CLICKSOFTWARE TECHNOLOGIES LTD.
                               34 HABARZEL STREET,
                             TEL AVIV, ISRAEL 69710
                                 972-3-765-9400

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                               RICHARD MANN, ADV.
               GROSS, KLEINHENDLER, HODAK, HALEVY, GREENBERG & CO.
                               ONE AZRIELI CENTER
                             TEL AVIV 67021, ISRAEL
                                (972) 3-607-4444

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
       TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
---------------------------------------- ---------------------------------------
           $378,948.00                                       $30.66
---------------------------------------- ---------------------------------------

* Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,074,200 Ordinary Shares of ClickSoftware Technologies Ltd. having an aggregate value of $378,948 as of April 9, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $80.90 for each $1 million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:    Not Applicable    Filing Party:  Not Applicable
                             -----------------                ------------------
  Form or Registration No.:  Not Applicable    Date Filed:    Not Applicable
                             -----------------                ------------------

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[ ]       Check the box if the filing relates solely to preliminary
          communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[ ]       going-private transaction subject to Rule 13e-3.

[ ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

    ClickSoftware Technologies Ltd., an Israeli corporation (the "Company"), is filing this Tender Offer Statement on Schedule TO (the "Statement") under
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the offer to exchange outstanding options to purchase the Company's ordinary shares, par value NIS 0.02 per share, on the terms and subject to the conditions described in the Offer To Exchange Outstanding Options To Purchase Ordinary Shares For New Options, dated April 15, 2003 (the "Offer to Exchange"), and the related attachments thereto. The Offer to Exchange is attached to this Statement as Exhibit (a)(1)(A) and the related documents are attached to this Statement as exhibits, which, as they may be amended or supplemented from time to time, constitute the "Offer".

ITEM 1.   SUMMARY TERM SHEET.

          The information set forth under Summary of Terms in the Offer to Exchange, is hereby incorporated by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

          (a) The name of the issuer is ClickSoftware Technologies Ltd., an Israeli corporation, and the address and telephone number of its principal executive offices are 34 Habarzel Street, Tel Aviv, 69710, Israel and 972-3-765-9400.

          (b)     The information set forth in the Offer to Exchange under
                  Section 1 ("Terms of the Offer; Eligibility; Number of Options; Expiration Date"), and Section 9 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

          (c)     The information set forth in the Offer to Exchange under
                  Section 8 ("Price Range of Ordinary Shares") is incorporated herein by reference.


ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) ClickSoftware Technologies Ltd. is both the filing person and the subject company. The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors

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                  and Officers; Transactions and Arrangements Involving the
                  Eligible Options") and Schedule A ("Information about Our Directors and Executive Officers") in the Offer to Exchange is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          (a) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Terms of the Offer; Eligibility; Number of Options; Expiration Date"), Section 4 ("Election Procedures"), Section 5 ("Withdrawal Rights and Change in Election"), Section 6 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 7 ("Conditions of the Offer"),
                  Section 9 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 12 ("Status of Eligible Options Acquired by Us in the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material Tax Consequences"), and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b)     The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") and Schedule A ("Information about Our Directors and Executive Officers") is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (e)     The information set forth in the Offer to Exchange under
                  Section 9 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a)     The information set forth in the Offer to Exchange under
                  Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b)     The information set forth in the Offer to Exchange under
                  Section 6 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 12 ("Status of Eligible Options Acquired by Us in the Offer") is incorporated herein by reference.

          (c)     The information set forth in the Offer to Exchange under
                  Section 3 ("Future Plans") is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)     The information set forth in the Offer to Exchange under
                  Section 9 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

          (b)     The information set forth in the Offer to Exchange under
                  Section 7 ("Conditions of the Offer") is incorporated herein by reference.

          (d)      Not applicable.

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ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      The information set forth in the Offer to Exchange under
                  Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a)      The information set forth in (i) the Offer to Exchange under
                  Section 10 ("Information Concerning the Company") and (ii) Schedule B to the Offer to Exchange is incorporated herein by reference.

         (b)      Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. EXHIBITS.

         (a)(1)(A) Offer to Exchange, dated April 15, 2003.

         (a)(1)(B) E-mail communication to ClickSoftware Technologies Ltd.'s employees, dated April 15, 2003.

         (a)(1)(C) Election Form.

         (a)(1)(D) Form of Election Confirmation.

         (a)(1)(E) Form of letter of confirmation to Israeli Tax Authorities to be executed by current or former residents of the State of Israel.

         (a)(2) Not applicable.

         (a)(3) Not applicable.

         (a)(4) Not applicable.

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         (a)(5)(A)  Our Amended and Restated 2000 Share Option Plan
                    (incorporated by reference to Annex A to our Proxy Statement on Form DEF14A, filed on August 6, 2001, SEC file number 000-30827).

         (a)(5)(B)  Our 1996 Share Option Plan (incorporated by reference to
                    Exhibit 10.6 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (a)(5)(C)  Our 1997 Share Option Plan (incorporated by reference to
                    Exhibit 10.7 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (a)(5)(D)  Our 1998 Share Option Plan (incorporated by reference to
                    Exhibit 10.8 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (a)(5)(E)  Our 1999 Share Option Plan (incorporated by reference to
                    Exhibit 10.9 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (a)(5)(F)  Our 2000 U.S. Option Plan (incorporated by reference to
                    Exhibit 10.11 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (a)(5)(G)  Our 2000 Israeli Plan (incorporated by reference to Exhibit
                    10.12 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (a)(5)(H) Our 2000 Approved U.K. Share Scheme (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-1/A, SEC file number 333-30274).

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (g) Not applicable.

         (h) Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           CLICKSOFTWARE TECHNOLOGIES LTD.


Dated:  April 15, 2003                     By: /s/ Shmuel Arvatz
                                               -----------------
                                           Name: Shmuel Arvatz
                                           Title: Executive Vice President and
                                                  Chief Financial Officer




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                                INDEX OF EXHIBITS
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Exhibit No.            Description
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(a)(1)(A)              Offer to Exchange, dated April 15, 2003.

(a)(1)(B) E-mail communication to Clicksoftware Technologies Ltd.'s employees, dated April 15, 2003.

(a)(1)(C)              Election Form

(a)(1)(D)              Form of Election Confirmation

(a)(1)(E) Form of letter of confirmation to Israeli Tax Authorities to be executed by current or former residents of the State of Israel.

(a)(2)                 Not applicable

(a)(3)                 Not applicable

(a)(4)                 Not applicable

(a)(5)(A) Our Amended and Restated 2000 Share Option Plan (incorporated by reference to Annex A to our Proxy Statement on Form DEF14A, filed on August 6, 2001, SEC file number 000-30827).

(a)(5)(B)              Our 1996 Share Option Plan (incorporated by reference to
                       Exhibit 10.6 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(C)              Our 1997 Share Option Plan (incorporated by reference to
                       Exhibit 10.7 to Registration Statement on Form S-1/A, SEC file number 333-30274)

(a)(5)(D)              Our 1998 Share Option Plan (incorporated by reference to
                       Exhibit 10.8 to Registration Statement on Form S-1/A, SEC file number 333-30274)

(a)(5)(E)              Our 1999 Share Option Plan (incorporated by reference to
                       Exhibit 10.9 to Registration Statement on Form S-1/A, SEC file number 333-30274)

(a)(5)(F)              Our 2000 U.S. Option Plan (incorporated by reference to
                       Exhibit 10.11 to Registration Statement on Form S-1/A, SEC file number 333-30274)

(a)(5)(G)              Our 2000 Israeli Plan (incorporated by reference to
                       Exhibit 10.12 to Registration Statement on Form S-1/A, SEC file number 333-30274)

(a)(5)(H) Our 2000 Approved U.K. Share Scheme (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-1/A, SEC file number 333-30274)

(b)                    Not applicable.

(d)                    Not applicable.


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(g)                    Not applicable.

(h)                    Not applicable.







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